UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 14, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

CTC Media, Inc.

File No. 333-132228 - CF#25006

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CTC Media, Inc. submitted an application under Rule 406 requesting an extension of a prior grant of confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on March 6, 2006, as amended April 11, 2006.

Based on representations by CTC Media, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.21   through April 12, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kathleen Krebs
Special Counsel